This is the form of material change report required under Section 85(1) of the Securities Act.

BC FORM 51-102F3

(formerly Form 53-901F)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.

Reporting Issuer

Carmanah Technologies Corporation

Cathedral Place

Suite 1304 – 925 West Georgia Street

Vancouver, BC V6C 3L2

Item 2.

Date of Material Change

March 15, 2007

Item 3.

Press Release

March 15, 2007 at Vancouver, BC, Canada.

Item 4.

Summary of Material Change

Carmanah Technologies Corporation announces it has been awarded a follow on contract from California's Orange County Transportation Authority (OCTA) to supply and install its proprietary i-STOP® solar LED-illuminated bus stops.  This contract is valued at Cdn$548,000.

Item 5.

Full Description of Material Change

See attached press release.

Item 6.

Reliance on Section 85(2) of the Act

N/A

Item 7.

Omitted Information

None

Item 8.

Senior Officers

The following senior officers of the Issuer are knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Art Aylesworth

Peeyush Varshney

President

Corporate Secretary

(250) 380-0052

(604) 629-0264

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated this 15th day of March, 2007.	“Peeyush K. Varshney”
Peeyush K. Varshney
Name Corporate Secretary
Position / Title Vancouver, B.C.
Place of Declaration

FOR IMMEDIATE RELEASE

Thursday, March 15, 2007

 (No.2007-03-05)

CARMANAH RECEIVES $548,000 CONTRACT TO SUPPLY i-STOP® SOLAR LED BUS

STOP LIGHTING SYSTEMS TO CALIFORNIA TRANSIT AUTHORITY

Victoria, British Columbia, Canada – Thursday, March 15, 2007 - Carmanah Technologies Corporation (TSX: CMH) is pleased to announce it has been awarded a follow on contract from California's Orange County Transportation Authority (OCTA) to supply and install its proprietary i-STOP® solar LED-illuminated bus stops.  This contract is valued at Cdn$548,000.

This new order follows the successful rollout of 710 i-STOP® illuminated bus stops over a two year period that began in April 2005.  The initial units were primarily installed along OCTA's "Nite Owl" routes which operate 24 hours a day.  This order of i-STOP® systems will be used to provide bus stop lighting at other locations throughout the county.

Carmanah's i-STOP® solar LED bus stops won significant public support by providing a safer environment for waiting passengers and making riders more visible to bus drivers.  The self-contained design and easy installation of the i-STOP® bus stops also resulted in significant cost savings to OCTA over traditional hard-wired lighting systems.  Over the last two years, they have also been field-proven to be reliable, durable and resistant to vandalism.

"We are pleased that the initial rollout of i-STOP® systems with OCTA was so successful," states Carmanah's CEO, Art Aylesworth.  "This follow on order is an additional example of the growing mainstream acceptance of our solar LED integrated lighting technologies."

About the i-STOP® Solar LED-Illuminated Bus Stop

Carmanah's i-STOP® bus stop is a compact, completely self-contained, solar-powered LED bus stop lighting system that installs onto most standard bus stop poles.

Utilizing Carmanah's award-winning, patented solar LED lighting technology, they can be installed quickly and cost-effectively with no trenching, wiring, traffic disruption or site remediation.  i-STOP® bus stops are entirely modular, enabling transit authorities to choose one or more of the following LED-based lighting features:

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Security area lighting  - providing a safer environment for waiting passengers. This area lighting also allows passengers to be more visible to bus operators;

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An edge-lit illuminated schedule  - featuring low-profile, uniform illumination that enables passengers to readily view bus route information from dusk to dawn;

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A bus signaling device - a flashing beacon that notifies an oncoming bus that a stop is required.  This beacon is visible up to a 1/4 mile in the day, and 1 mile in the dark.

All features are user-activated via ADA-compliant, self-illuminating buttons, including Braille labels with easy-to-read tactile lettering.  In addition, i-STOP® bus stop lighting system are fully UL and NCRP 350 approved.

About the Orange County Transportation Authority

OCTA is one of the fastest growing transit agencies in the United States, providing public transportation services to approximately 65.7 million passengers annually. OCTA operates 76 bus routes, providing service to all of Orange County as well as several cities in Los Angeles County.  With continuous growth in its rider-ship, demand for late night service has increased in recent years.  To be responsive to the transit riding public, OCTA implemented twenty-four hour service along some of its most heavily used routes in September 2002.  Marketed as "Nite Owl," this service has been very well received by OCTA passengers.

About Carmanah Technologies Corporation

Carmanah is an award-winning manufacturer specializing in renewable and energy-efficient technology solutions.  The Company is currently focused on three technology groups: solar power systems & equipment, solar-powered LED lighting and LED illuminated signage.

Carmanah is headquartered in Victoria, British Columbia, Canada and has branch offices and/or sales representation in 11 cities across Canada, the United States and the United Kingdom.  With more than 250,000 installations worldwide, Carmanah is one of the world's premier suppliers of energy-efficient products.

The shares of Carmanah Technologies Corporation are publicly traded on the Toronto Stock Exchange under the symbol "CMH" and on the Berlin and Frankfurt Stock Exchanges under the symbol "QCX".  For more information, please visit www.carmanah.com.

On Behalf of the Board of Directors,

Carmanah Technologies Corporation

“ Praveen Varshney “

Praveen Varshney, Director

For further information, please contact:

Investor Relations: Mr. Mark Komonoski, Director Investor Relations Tel: (403) 470-8384 Toll-Free: 1-877-255-8483 mkomonoski@carmanah.com	Media: Mr. David Davies Tel: (250) 382-4332 ddavies@carmanah.com

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.  These risks and uncertainties are described under the caption "Note Regarding Forward-looking Statements" and "Key Information - Risk Factors" and elsewhere in Carmanah’s Annual Report for the fiscal year ended December 31, 2005, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference.  Carmanah does not assume any obligation to update the forward-looking information contained in this press release.